  Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

 (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017

Net income	$165,398	$246,619	$292,971	$629,996

Preferred Stock dividend requirements	(12,507)	(24,539)	(24,876)	(48,808)

Net income attributable to common stockholders	$152,891	$222,080	$268,095	$581,188

Basic Weighted average number of common shares outstanding	19,809,405	18,276,189	19,807,319	18,043,671

Preferred Stock Common Share Equivalents	-	-	-	-

Dilutive Stock Options outstanding for the Period	46,420	232,446	93,038	186,768

Dilutive Warrants outstanding for the Period	55,456	413,653	72,721	461,474

Diluted Weighted average number of common and equivalent shares outstanding	19,911,281	18,922,288	19,973,078	18,691,913

Basic Earnings Per Common Share	$0.01	$0.01	$0.01	$0.03

Fully Dilluted Earnings Per Common Share	$0.01	$0.01	$0.01	$0.03